Filed Pursuant to Rule 433

Registration No. 333-133852

Buffered Enhanced Appreciation Investments

4,8 %
0,8 %
-0,3 %
1,4 %
-6,7 %
7,5 %
-3,2 %
0,8 %
2231
14
61797
26209
676
260
2348
46677

- Enhanced Equity Exposure
- Partial Principal Protection

Bank of America

Buffered Enhanced Appreciation Investments

(Buffered EAIs)

Buffered EAIs offer investors the opportunity to earn

an enhanced return that is tied to the performance

of an underlying asset. In general, Buffered EAIs are

created to provide investors with an investment that

will outperform the return of an underlying asset

within a specified range and up to a cap.

Buffered EAIs may be linked to equities, interest

rates, commodities, or foreign currencies. Buffered

EAIs are generally issued as registered corporate

debt securities. This brochure will discuss Buffered

EAIs linked to equities.

What Are

Buffered EAIs?

¢	Partial Principal Protected Corporate Debt Securities with Enhanced Equity Return Potential

Buffered EAIs generally are issued as registered corporate debt securities of Bank of America Corporation (“BAC”). However, Buffered EAIs differ from conventional BAC debt securities in that Buffered EAIs only offer partial principal protection, and do not pay interest.

Buffered EAIs are offered to provide investors with an opportunity to gain enhanced exposure to the potential appreciation of one or more securities or securities indices (the “Underlying Equity”) through a supplemental return. At maturity, investors may receive a supplemental return (the “Supplemental Redemption Amount”) based primarily upon the performance of the Underlying Equity over the term of the Buffered EAI. The Supplemental Redemption Amount is typically capped at a value referred to as the “Maximum Return.” As a result, investors will not participate in any increases in the Underlying Equity above the Maximum Return.

In addition, Buffered EAIs typically have exposure to any downside movement in the Underlying Equity below an applicable percentage of the starting level of the Underlying Equity. This level is called the “Buffer Level.” In other words, investors only have partial protection against the loss of the principal amount of their investment.

Why Should

You Consider Buffered EAIs?

Buffered EAIs provide investors with potential payout combinations that may not be available through traditional investment alternatives.

¢	Enhanced Growth Potential

In a moderately appreciating equity market, Buffered EAIs may produce higher returns than a direct investment in the Underlying Equity. For example, Buffered EAIs may pay double or triple the return of the Underlying Equity, up to a Maximum Return.

¢	Diversification

Since Buffered EAIs can be linked to a variety of indices, they can be used to further diversify an existing portfolio of stocks, bonds, mutual funds, and cash.

¢	Partial Principal Protection

Buffered EAIs are designed to provide partial protection from the potential downside of the Underlying Equity.

¢	Tactical Equity Exposure

Buffered EAIs may be used to express a specific performance view on the Underlying Equity.

Are Buffered EAIs

Right for You?

¢	Are you moderately bullish?

You expect moderate equity returns during the first few years after you make your investment. For investors who are seeking enhanced returns in a moderately appreciating equity environment, there may only be a few attractive investment alternatives. Buffered EAIs, however, are specifically designed to enhance returns and minimize incremental risk in this type of equity market.

¢	Are you comfortable with accepting the potential downside risk of owning equities?

You should be comfortable and capable of assuming most of the downside exposure to the Underlying Equity, and be able to bear the loss of most of your investment.

¢	Do you desire to express a specific performance view on the equity market?

You should believe that the Underlying Equity will appreciate, but not more than the Maximum Return during the term of Buffered EAIs.

If you answered yes to any of the questions above, then you may want to speak with your Financial Advisor to determine if Buffered EAIs are a suitable investment for you.

Terms and Features

of Buffered EAIs

¢	Maturity

Buffered EAIs typically have a term of one to three years.

¢	Underlying Equity

The Underlying Equity may consist of a single index or a single stock. Alternatively, the Underlying Equity may consist of a “basket” of indices, stocks, or other securities.

¢	Enhancement Factor

Typically, two or three times the appreciation of the Underlying Equity, up to a Maximum Return.

¢	Maximum Return

Buffered EAIs are typically capped at a maximum value at maturity. You will not benefit from any appreciation of the Underlying Equity above this cap.

¢	Partial Principal Protection

Buffered EAIs typically provide 5%-15% downside protection, followed by full downside exposure thereafter. You may lose a substantial portion of your investment.

Risks and Considerations

¢	Partial Principal Protection

Buffered EAIs typically protect only 5%-15% of your principal amount invested. As such, Buffered EAIs typically provide substantial downside exposure to the Underlying Equity. You may lose a substantial portion of your investment.

¢	No Interest Payments

By investing in a Buffered EAI, you will not receive the interest payments that you would receive from an investment in a conventional fixed or floating rate debt security.

¢	Market Price Fluctuations

The market value of the Buffered EAIs prior to maturity may not directly track the performance of the Underlying Equity. A variety of complex and interrelated factors could reduce the market value of the Buffered EAIs, including:

¢	Market value of the Underlying Equity;

¢	Volatility of the Underlying Equity;

¢	General economic and other conditions;

¢	Interest rates;

¢	Time to maturity;

¢	Volatility of any foreign currency which relates to the level of the Underlying Equity;

¢	Dividend yield on the Underlying Equity; and

¢	Earnings performance and creditworthiness of the Underlying Equity.

You will only realize any return from a Buffered EAI at maturity.

¢	Creditworthiness of BAC

Changes in BAC’s operating results, creditworthiness, or credit ratings could reduce the market value of the Buffered EAIs.

¢	Liquidity

Buffered EAIs typically are not listed on any securities exchange, and a market for them may never develop.

¢	Market Price Fluctuations

The market value of Buffered EAIs prior to maturity does not necessarily track the performance of the Underlying Equity. Any return from a Buffered EAI is only realized at maturity.

¢	Opportunity Cost

The potential return is limited by the Maximum Return. Therefore, Buffered EAIs may not reflect the return that you would have earned if you had actually owned the Underlying Equity. Buffered EAIs do not provide current income on the principal investment, and investors will forgo the dividend yield, if any, on the Underlying Equity.

¢	No Rights to Underlying Equity

You have no rights as a security holder, and you are not entitled to dividends, interest payments, or other distributions by the issuer of the Underlying Equity.

¢	Conflicts of Interest

The trading and hedging activities of BAC or its affiliates may create conflicts of interest with you.

The business activities of BAC and its affiliates may create conflicts of interest with you.

There may be conflicts of interest between you and the calculation agent. BAC has the right to appoint and remove the calculation agent.

¢	U.S. Federal Income Taxes

Unless otherwise specified in the applicable offering documents, BAC and each investor in Buffered EAIs will agree to treat the Buffered EAIs as a single financial contract. Under this characterization, a U.S. Holder (as defined in the prospectus referred to below) generally will recognize capital gain or loss on the sale of a Buffered EAI or at maturity equal to the difference between the amount realized and the U.S. Holder’s tax basis in the Buffered EAIs. Any such gain or loss will be long-term gain if a holder has a holding period of more than one year, and short-term gain or loss otherwise. You should refer to the applicable offering documents, which will contain a more detailed U.S. federal income tax summary. The tax consequences of investing in Buffered EAIs are complex and uncertain and you should consult your tax advisor concerning the application of U.S. federal income tax laws generally and to your particular situation, as well as any consequences of investing in Buffered EAIs arising under the laws of any state, local, or foreign jurisdiction.

Buffered EAIs may be a valuable part of a well diversified portfolio, if they are properly understood and applied. Their unique design creates an investment that may meet a variety of investor needs and concerns. Buffered EAIs are becoming a popular investment vehicle to gain exposure to traditional asset classes. As investors focus on constructing an investment portfolio tailored to their unique investment objectives, an opportunity to include a Buffered EAI in their portfolio may arise.

Are Not FDIC Insured May Lose Value Are Not Bank Guaranteed

This information is not intended to provide and should not be relied upon for accounting, legal, regulatory, or tax advice or investment recommendations. You should consult your tax, legal, accounting, or other advisors about the issues discussed herein. The investments discussed herein are not suitable for all investors. Investors should consider whether or not these products are suitable for their needs.

BAC has filed a registration statement (including the prospectus supplement for Medium Term Notes, Series L, dated April 10, 2008 and the prospectus dated May 5, 2006) with the Securities and Exchange Commission (the “SEC”) for the potential offerings to which this brochure relates. Before you invest, you should read those documents and the other documents BAC has filed with the SEC for more complete information about BAC and these offerings. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, BAC or Banc of America Securities LLC will arrange to send you these documents if you request them by calling toll-free 1-888-583-8900 (ext. 58800).

Bank of America